UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Interim Accounting Information of Natura &Co Holding S.A. for the period ended September 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 12, 2021

Item 1

Individual and Consolidated Interim Accounting Information of Natura &Co Holding S.A. for the period ended September 30, 2021.

Natura &Co Holding S.A. Individual and Consolidated Interim Accounting Information (ITR) For the three and nine-month period ended September 30, 2021 and Independent Auditors’ Report

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &Co Holding S.A. ("Company") as at 30 September 2021 and the related statements of income and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 30 September 2021 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at 30 September 2021, and the parent company financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, as well as the consolidated financial performance for the quarter and nine-month period then ended and the consolidated cash flows for the nine-month period then ended, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com./br

Other matters

Statement of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the nine-month period ended 30 September 2021. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 11 November 2021

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated			Note	Company		Consolidated
ASSETS		September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	LIABILITIES AND SHAREHOLDERS' EQUITY		September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

CURRENT						CURRENT
Cash and cash equivalents	6	3,903	505,699	3,054,398	5,821,672	Borrowings, financing and debentures	19	-	515,966	1,155,701	3,805,649
Short-term investments	7	379,314	340,999	2,304,549	2,520,648	Lease Liability	18	-	-	981,191	1,059,661
Trade accounts receivables	8	-	-	3,246,542	3,597,535	Trade accounts payable and reverse factoring operations	20	5,992	9,693	6,301,066	6,774,205
Trade accounts receivables - related parties	32.1	7,410	115,952	-	-	Trade accounts payable - related parties	32.1	197	7,194	-	-
Inventories	9	-	-	5,947,953	4,544,270	Payroll liabilities, profit sharing and social charges		10,617	20,153	1,342,367	1,340,683
Recoverable taxes	10	27,313	23,637	1,008,015	1,071,349	Tax liabilities	21	466	13,153	592,672	785,367
Income tax and social contribution		-	-	530,263	242,091	Income tax and social contribution		-	-	378,998	441,253
Derivative instruments		-	-	95,477	139,856	Derivative instruments		-	-	253,898	61,201
Other current assets	14	2,794	1,979	823,648	616,120	Provision for tax, civil and labor risks	22	-	-	65,616	58,756
		420,734	988,266	17,010,845	18,553,541	Other current liabilities	23	5	71	1,675,547	1,832,811
						Total current liabilities		17,277	566,230	12,747,056	16,159,586
Assets held for sale	13	-	-	69,586	181,279
Total current assets		420,734	988,266	17,080,431	18,734,820	NON-CURRENT
						Borrowings, financing and debentures	19	-	-	11,538,120	10,017,264
NON-CURRENT						Lease Liability	18	-	-	2,514,604	2,798,794
Recoverable taxes	10	-	-	1,279,232	932,212	Payroll, profit sharing and social charges		2,134	2,136	43,761	43,763
Income tax and social contribution		-	-	10,783	478,524	Tax liabilities	21	-	-	111,459	109,454
Deferred income tax and social contribution	11	-	-	2,750,833	1,339,725	Deferred income tax and social contribution	11	-	-	932,710	1,288,045
Judicial deposits	12	13	-	570,771	566,190	Provision for tax, civil and labor risks	22	-	-	1,886,772	2,000,444
Derivative instruments		-	-	565,235	1,768,122	Other non-current liabilities	23	716	-	996,235	1,113,139
Short-term investments	7	-	-	32,561	16,104	Total non-current liabilities		2,850	2,136	18,023,661	17,370,903
Other non-current assets	14	876	148	1,376,336	1,527,668
Total non-current assets		889	148	6,585,751	6,628,545	TOTAL LIABILITIES		20,127	568,366	30,770,717	33,530,489

						SHAREHOLDERS' EQUITY
						Capital stock		12,480,420	12,377,999	12,480,420	12,377,999
Investments	15	27,447,081	26,944,279	-	-	Treasury shares	24.1	(9,319)	(11,667)	(9,319)	(11,667)
Property, plant and equipment	16	-	-	5,156,183	5,235,057	Capital reserves		10,507,184	11,052,135	10,507,184	11,052,135
Intangible Assets	17	1,312	-	26,777,252	26,917,128	Legal profit reserve		13,754	120,166	13,754	120,166
Leases	18	-	-	3,035,659	3,402,047	Retained profit (losses)		356,105	(759,937)	356,105	(759,937)
						Equity valuation adjustment		4,501,745	4,585,631	4,501,745	4,585,631
Total non-current assets		27,449,282	26,944,427	41,554,845	42,182,777	Shareholders' equity attributed to the Company's controlling shareholders		27,849,889	27,364,327	27,849,889	27,364,327

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	14,670	22,781
						Total shareholders' equity		27,849,889	27,364,327	27,864,559	27,387,108

TOTAL ASSETS		27,870,016	27,932,693	58,635,276	60,917,597	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		27,870,016	27,932,693	58,635,276	60,917,597

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Company		Company		Consolidated		Consolidated
		July 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2021 to September 30, 2021	January 1, 2020 to September 30, 2020	July 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2021 to September 30, 2021	January 1, 2020 to September 30, 2020

NET REVENUE	26	-	-	-	-	9,549,225	10,419,530	28,521,464	24,924,704
Cost of Sales	27	-	-	-	-	(3,313,070)	(3,695,440)	(9,953,824)	(8,949,669)

GROSS PROFIT		-	-	-	-	6,236,155	6,724,090	18,567,640	15,975,035

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	-	-	(4,068,015)	(4,162,391)	(12,120,851)	(10,611,388)
Administrative, R&D, IT and project expenses	27	(38,764)	(21,615)	(96,945)	(45,585)	(1,790,778)	(1,567,189)	(5,234,795)	(4,170,824)
Provision for doubtful accounts		-	-	-	-	(220,335)	(119,353)	(670,536)	(572,299)
Equity in subsidiaries	15	297,938	317,961	439,072	(818,691)	-	-	-	-
Other operating income (expenses), net	30	-	8,639	-	(169,209)	132,505	(129,305)	(188,144)	(407,179)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		259,174	304,985	342,127	(1,033,485)	289,532	745,852	353,314	213,345

Financial income	29	19,598	153,167	30,781	219,051	874,568	1,328,788	3,138,965	3,554,510
Financial expenses	29	(5,903)	(140,070)	(20,364)	(148,648)	(1,167,583)	(1,619,141)	(3,865,387)	(4,340,999)

(LOSS) PROFIT BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION		272,869	318,082	352,544	(963,082)	(3,483)	455,499	(373,108)	(573,144)
Income tax and social contribution	11	-	63,624	-	135,492	311,984	(53,105)	749,330	(192,761)

NET INCOME (LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS		272,869	381,706	352,544	(827,590)	308,501	402,394	376,222	(765,905)

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS	23	-	-	-	-	(38,897)	(24,712)	(30,932)	(73,435)

NET INCOME (LOSS) FOR THE PERIOD		272,869	381,706	352,544	(827,590)	269,604	377,682	345,290	(839,340)

ATTRIBUTABLE TO
The Company´s shareholders		272,869	381,706	352,544	(827,590)	272,869	381,706	352,544	(827,590)
Non-controlling shareholders		-	-	-	-	(3,265)	(4,024)	(7,254)	(11,750)
		272,869	381,706	352,544	(827,590)	269,604	377,682	345,290	(839,340)

EARNINGS (LOSS) PER SHARE IN THE PERIOD - R$
Basic		0.1981	0.3344	0.2560	(0.6846)	0.1981	0.3344	0.2560	(0.6846)
Diluted		0.1963	0.3314	0.2537	(0.6787)	0.1963	0.3314	0.2537	(0.6787)

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Company		Consolidated		Consolidated
		July 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2021 to September 30, 2021	January 1, 2020 to September 30, 2020	July 1, 2021 to September 30, 2021	July 1, 2020 to September 30, 2020	January 1, 2021 to September 30, 2021	January 1, 2020 to September 30, 2020

NET INCOME (LOSS) FOR THE PERIOD		272,869	381,706	352,544	(827,590)	269,604	377,680	345,290	(839,342)
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of foreign subsidiaries		1,251,810	893,802	210,564	6,534,288	1,252,296	895,589	209,707	6,544,104
Unrealized losses on the revaluation of balances between companies	15	(44,957)	-	(154,605)	-	(44,957)	-	(154,605)	-
Exchange rate effect on conversion of hyperinflationary economy	15	(11,030)	2,326	(9,452)	(1,921)	(11,030)	2,326	(9,452)	(1,921)
Gains (Losses) on cash flow hedge operations	5.2	-	-	-	-	44,579	(10,198)	(198,765)	218,758
Tax effects of gains (losses) on cash flow hedge operations	11	-	-	-	-	(14,619)	2,171	68,372	(73,671)
Equity on (losses) gains from cash flow hedge operations		44,579	(10,198)	(198,765)	218,758	-	-	-	-
Equity on the tax effects on gains (losses) from cash flow hedge operations		(14,619)	2,171	68,372	(73,671)	-	-	-	-

Comprehensive income for the period, net of tax effects		1,498,652	1,269,807	268,658	5,849,864	1,495,873	1,267,568	260,547	5,847,928

ATTRIBUTABLE TO
The Company´s shareholders		1,498,652	1,269,807	268,658	5,849,864	1,498,652	1,269,807	268,658	5,849,864
Non-controlling shareholders		-	-	-	-	(2,779)	(2,239)	(8,111)	(1,936)
		1,498,652	1,269,807	268,658	5,849,864	1,495,873	1,267,568	260,547	5,847,928

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

										Equity appraisal adjustment
			Capital Reserves
	Capital Stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Profit reserve		Retained (losses) earnings	Other comprehensive income	Sharesholders' equity attributed to controlling shareholders		Total shareholders' equity
												Non-
							Tax incentives	Retained earnings				Controlling Shareholders

BALANCES AS OF DECEMBER 31, 2019	1,485,436	-	1,096,398	206,592	-	(92,066)	-	(149,020)	-	815,006	3,362,346	-	3,362,346

Loss for the period	-	-	-	-	-	-	-	-	(827,590)	-	(827,590)	(11,750)	(839,340)
Exchange rate effect on conversion of hyperinflationary economy	-	-	-	-	-	-	-	-	-	(1,921)	(1,921)	-	(1,921)
Other comprehensive income	-	-	-	-	-	-	-	-	-	6,679,375	6,679,375	9,814	6,689,189
Total comprehensive income for the period	-	-	-	-	-	-	-	-	(827,590)	6,677,454	5,849,864	(1,936)	5,847,928
Loss absorption	-	-	-	(147,592)	-	-	-	147,592	-	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020	3,397,746	-	9,877,148	-	-	-	-	-	-	-	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors' Meeting held on June 30, 2020	2,000,000	-	1,118	-	-	-	-	-	-	-	2,001,118	-	2,001,118
Subscription of shares through the Board of Directors' Meeting held on July 27, 2020	14,723	-	-	-	-	-	-	-	-	-	14,723	-	14,723
Subscription of shares through the Board of Directors' Meeting held on September 30, 2020	18,863	-	-	-	-	-	-	-	-	-	18,863	-	18,863
Share repurchase	-	(54,936)	-	-	-	-	-	-	-	-	(54,936)	-	(54,936)
Expenses with issue of equity values	(30,537)										(30,537)		(30,537)
Changes in purchase options and restricted shares plans:											-		-
Allocation of expenses related to the purchase option and restricted shares	55,460	-	-	-	44,940	-	-	-	-	-	100,400	-	100,400
Exercise of purchase options and restricted shares plans	-	40,981	-	-	(28,512)	-	-	-	-	-	12,469	-	12,469
Effect of Hyperinflationary economy adjustment	-	-	-	-	42,931	-	-	6,092	-	-	49,023	-	49,023

BALANCES AS OF September 30, 2020	6,941,691	(13,955)	10,974,664	59,000	59,359	(92,066)	-	4,664	(827,590)	7,492,460	24,598,227	25,619	24,623,846

BALANCES AS OF December 31, 2020	12,377,999	(11,667)	10,974,664	59,000	110,537	(92,066)	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

Net income for the period	-	-	-	-	-	-	-	-	352,544	-	352,544	(7,254)	345,290
Exchange rate effect on conversion of hyperinflationary economy	-	-	-	-	-	-	-	-	-	11,377	11,377	-	11,377
Other comprehensive income	-	-	-	-	-	-	-	-	-	(95,263)	(95,263)	(857)	(96,120)
Total comprehensive income for the period	-	-	-	-	-	-	-	-	352,544	(83,886)	268,658	(8,111)	260,547
Share repurchase	-	(32,090)	-	-	-	-	-	-	-	-	(32,090)	-	(32,090)
Loss absorption	-	-	-	-	(650,196)	-	-	-	650,196	-	-	-	-
Changes in purchase options and restricted shares plans:		-	-	-	-	-	-	-	-	-	-	-	-
Refers to the allocation of expenses related to the purchase option and restricted shares	-	-	-	-	205,030	-	-	(37,977)	-	-	167,053	-	167,053
Exercise of purchase options and restricted shares plans	102,421	34,438	-	-	(172,209)	-	-	22,469	-	-	(12,881)	-	(12,881)
Reclassification of grant reserve - Natura Cosméticos	-	-	-	-	-	-	(113,302)	-	113,302	-	-	-	-
Effect of Hyperinflationary economy adjustment	-	-	-	-	72,424	-	-	22,398	-	-	94,822	-	94,822

BALANCES AS OF September 30, 2021	12,480,420	(9,319)	10,974,664	59,000	(434,414)	(92,066)	-	13,754	356,105	4,501,745	27,849,889	14,670	27,864,559

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the period		352,544	(827,590)	345,290	(839,340)
Adjustments to reconciliate net income for the period (loss) with net cash generated by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	120	-	2,051,691	2,040,852
Interest and exchange variation on short-term investments		(15,759)	(17,489)	(149,834)	(67,319)
Reversal from swap and forward derivative agreements		-	-	(400,762)	(1,224,353)
Provision for tax, civil and labor risks		-	-	(63,979)	178,437
Inflation adjustment of judicial deposits		-	-	(8,793)	(9,302)
Inflation adjustment of contingencies	22	-	-	39,194	12,417
Deferred income tax and social contribution		-	(135,491)	(1,716,734)	192,761
Income from sale and write-off of property, plant and equipment, intangible and non current assets held for sale	16, 17 and 13	-	-	211,535	18,492
Share of (loss) profit of equity investees	15	(439,072)	818,691	-	-
Interest and exchange rate variation on leases		-	-	151,310	180,381
Interest and exchange rate variation on borrowings and financing	19	7,918	51,078	612,617	2,141,691
Interest and exchange rate variation on other assets and liabilities		(550)	(146,133)	23,820	6,557
Provision for losses from property, plant and equipment, intangible assets and lease	16 and 17	-	-	4,050	18,944
Provision (reversal of provision) for purchase option plans		36,176	(33,191)	205,030	(25,270)
Provision for losses with trade accounts receivables, net of reversals	8	-	-	670,536	494,534
Provision for inventory losses, net	9	-	-	275,350	233,961
Reversal of provision for carbon credits	28	-	-	(6,449)	(7,968)
Effect from hyperinflationary economy		-	-	(43,392)	41,111
Other adjustments to reconcile net income		-	-	(54)	(114,286)
		(58,623)	(290,125)	2,200,427	3,272,300

INCREASE (DECREASE) IN ASSETS
Trade accounts receivable and related parties		109,114	(277,218)	(563,201)	(880,345)
Inventories		-	-	(1,627,628)	(1,304,413)
Recoverable taxes		(3,676)	(861)	(240,764)	(362,269)
Other assets		(69,271)	(7,065)	171,533	376,477
Subtotal		36,167	(285,144)	(2,260,060)	(2,170,550)

(INCREASE) DECREASE IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		(10,720)	12,524	(445,651)	108,553
Payroll, profit sharing and social charges, net		(9,538)	9,034	1,860	519,824
Tax liabilities		(12,687)	(615)	(183,743)	458,302
Other liabilities		118,646	-	45,887	(688,286)
Subtotal		85,701	20,943	(581,647)	398,393

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		63,245	(554,326)	(641,280)	1,500,143

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(3,676)	(198,670)	(425,904)	(374,005)
Judicial deposits made, net of release		(13)	-	4,039	27,940
Payments related to tax, civil and labor proceedings	22	-	-	(50,902)	(108,343)
Payments due to settlement of derivative transactions		-	-	91,638	(31,452)
Payment of interest on lease	18 b	-	-	(159,803)	(187,649)
Payment of interest on borrowings, financing and debentures	19	(26,005)	(21,678)	(657,049)	(1,148,385)

NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		33,551	(774,674)	(1,839,261)	(321,751)

CASH FLOW FROM INVESTING ACTIVITIES
Cash from aquisition of subsidiary		-	-	-	2,636,108
Additions of property, plant and equipment and intangible and right of use		(1,432)	-	(883,358)	(467,678)
Proceeds from sale of property, plant and equipment and intangible and asset held for sale		-	-	98,023	101,249
Short-term investments		(584,460)	(1,978,778)	(8,679,745)	(8,160,275)
Redemption of short-term investments		542,879	1,356,408	8,867,105	6,447,077
Redemption of interest on short-term investments		19,025	9,172	100,803	37,113
Receipt of dividends from subsidiaries	15	168,610	-	-	-
Investments in subsidiaries		(150,000)	(300,000)	-	-
NET CASH USED (USED IN) GENERATED BY INVESTING ACTIVITIES		(5,378)	(913,198)	(497,172)	593,594

CASH FLOW FROM FINANCING ACTIVITIES
Payment of lease - principal	18 b	-	-	(850,424)	(574,000)
Payment of borrowings, financing and debentures – principal	19	(497,879)	(2,323,776)	(7,609,157)	(2,815,881)
New borrowings, financing, and debentures	19	-	500,000	6,323,642	1,356,643
Acquisition of treasury shares, after receipt of option strike price		(32,090)	(54,936)	(32,090)	(11,667)
Payment of dividends and interest on net equity for the previous period		-	-	-	(133,937)
Receipt (payment) of funds due to settlement of derivative transactions		-	-	1,566,160	96,372
Acquired company's liability incurred by acquiror		-	(370,791)	-	(370,791)
Capital Increase		-	2,059,627	-	2,059,627
NET CASH USED IN FINANCING ACTIVITIES		(529,969)	(189,876)	(601,869)	(393,634)

Effect of exchange rate variation on cash and cash equivalents		-	-	171,028	668,077

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(501,796)	(1,877,748)	(2,767,274)	546,286

Opening balance of cash and cash equivalents	6	505,699	2,380,800	5,821,672	4,513,582
Closing balance of cash and cash equivalents	6	3,903	503,052	3,054,398	5,059,868

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(501,796)	(1,877,748)	(2,767,274)	546,286

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE THREE- AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

INCOME		-	(169,209)	34,659,951	27,331,568
Sale of goods, products and services		-	-	35,127,653	28,174,821
Provision for doubtful accounts, net of reversals	8	-	-	(24,593)	(328,228)
Other operating expenses, net		-	(169,209)	(443,109)	(515,025)

GOODS ACQUIRED FROM THIRD PARTIES		(24,590)	(13,245)	(21,995,188)	(18,655,625)
Cost of products sold and services rendered		-	-	(10,406,739)	(10,114,315)
Materials, electricity, outsourced services and other		(24,590)	(13,245)	(11,588,449)	(8,541,310)

GROSS VALUE ADDED		(24,590)	(182,454)	12,664,763	8,675,943

RETENTIONS		-	-	(2,051,691)	(2,040,852)
Depreciation and amortization	16, 17 e 18	-	-	(2,051,691)	(2,040,852)

VALUE ADDED PRODUCED BY THE COMPANY		(24,590)	(182,454)	10,613,072	6,635,091

TRANSFERRED VALUE ADDED		469,853	(599,640)	3,138,965	3,554,510
Equity in subsidiaries	15	439,072	(818,691)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	30,781	219,051	3,138,965	3,554,510

TOTAL VALUE ADDED TO DISTRIBUTE		445,263	(782,094)	13,752,037	10,189,600

DISTRIBUTION OF VALUE ADDED		445,263	(782,094)	13,752,037	10,189,600
Payroll and social charges	28	77,445	32,340	5,864,665	5,040,472
Taxes, fees and contributions		-	(135,492)	3,669,666	1,629,223
Financial expenses and rentals		15,274	148,648	3,872,416	4,359,247
Retained earnings (losses)		352,544	(827,590)	352,544	(827,590)
Minority holders' share in retained profit		-	-	(7,254)	(11,752)

*The accompanying notes are an integral part of the Interim Accounting Information.

INDEX OF EXPLANATORY NOTES

1.	GENERAL INFORMATION	11
2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION	11
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	12
5.	FINANCIAL RISK MANAGEMENT	12
6.	CASH AND CASH EQUIVALENTS	14
7.	SHORT-TERM INVESTMENTS	15
8.	TRADE ACCOUNTS RECEIVABLES	15
9.	INVENTORIES	16
10.	RECOVERABLE TAXES	17
11.	INCOME TAX AND SOCIAL CONTRIBUTION	17
12.	JUDICIAL DEPOSITS	18
13.	NON-CURRENT ASSETS HELD FOR SALE	19
14.	OTHER CURRENT AND NON-CURRENT ASSETS	20
15.	INVESTMENTS	21
16.	PROPERTY, PLANT AND EQUIPMENT	23
17.	INTANGIBLE ASSETS	25
18.	LEASE	27
19.	BORROWING, FINANCING AND DEBENTURES	30
20.	TRADE ACCOUNTS PAYABLES AND REVERSE FACTORING OPERATIONS	32
21.	TAX LIABILITIES	33
22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS	34
23.	OTHER LIABILITIES	36
24.	SHAREHOLDERS’ EQUITY	37
25.	INFORMATION ON SEGMENTS	37
26.	REVENUE	39
27.	OPERATING EXPENSES AND COST OF SALES	40
28.	EMPLOYEE BENEFITS	40
29.	FINANCE INCOME (EXPENSES)	42
30.	OTHER OPERATING INCOME (EXPENSES), NET	44
31.	EARNINGS PER SHARE	44
32.	TRANSACTIONS WITH RELATED PARTIES	45
33.	COMMITMENTS	47
34.	INSURANCE	47
35.	ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS	47

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Company” or “Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, as partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co and its subsidiaries are hereinafter referred to as “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, The Body Shop and Avon Consultant(s).

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

Statement of compliance

The Company’s interim accounting information, included in the Quarterly Information Form - ITR for the nine-month period ended September 30, 2021, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement “CPC 21 (R1) - Interim Statements”, approved by the Brazilian Accounting Committee (“CPC”) equivalent to “IAS 34 - Interim Financial Reporting”.

The individual and consolidated interim accounting information shows all the relevant information specific to the interim accounting information, and only them, which are consistent with those used by the Board in its management.

Presentation basis

The individual and consolidated interim accounting information were prepared based on historical cost, except for derivative instruments, short-term investments recognized in other current and non-current assets and carbon credits recognized in other liabilities that were measured at fair value and are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

The Company’s individual and consolidated interim accounting information was approved by the Board of Directors and authorized for issuance on the meeting held on November 10, 2021.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company’s financial statements for the year ended December 31, 2020, except for the rules and changes effective as of January 1, 2021, which has not entailed any significant changes on the individual and consolidated interim accounting information of the Company issued on March 4, 2021. Therefore, this interim accounting information, individual and consolidated, should be read in conjunction with the last annual financial statement.

The same accounting policies apply for the comparative nine-month period ended September 30, 2020.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the interim accounting information, were presented in note 5 of the Company’s financial statements for the year ended December 31, 2020.

The estimates and assumptions used in the preparation of the interim accounting information for the nine-month period ended September 30, 2021 have not changed significantly.

5.	FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices of the Company was presented in note 6.1 of the Company’s financial statements for the year ended December 31, 2020 and did not have any changes for the nine-month period ended September 30, 2021.

5.1	Market risks including foreign exchange risk and interest rate

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of September 30, 2021 and December 31, 2020:

	Consolidated
Description	September 30, 2021	December 31, 2020
Financial derivatives	410,931	1,857,869
Operating derivatives	(4,117)	(11,092)
Total	406,814	1,846,777

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of September 30, 2021 and December 31, 2020, the financial derivatives balances are composed as follows:

	Consolidated
	Principal (Notional) amount		Fair value		Gains (losses) of fair value adjustment
Description	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Swap agreements(a)
Asset portion:
Dollar purchased position	5,426,320	2,576,890	6,842,955	4,683,900	1,023,393	421,897

Liability portion:
Post-fixed CDI Rate:	(5,426,320)	(2,576,890)	(6,444,974)	(2,803,797)	(855,342)	(172,885)
Position sold in CDI
NDF and forward contracts
Net position	1,239,460	1,409,102	12,950	(22,234)	14,775	(16,778)
Total Financial Derivative Instruments, net:	1,239,460	1,409,102	410,931	1,857,869	182,826	232,234

a)	Swap operations consist of exchanging the exchange rate variation for a correction related to a percentage of the variation of the Certificate of Bank Deposits – post-fixed CDI – in the case of Brazil.

5.2	Financial derivative instruments designated for hedge accounting

The Company designated the derivative instruments (forward swap) acquired in May 2021 for the hedge accountancy aiming to protect against the variability of cash flow attributable to the Company’s ESG Notes issued on such date (see note 19.1).

The positions of derivative instruments designated as outstanding cash flow hedge on September 30, 2021 are set out below.

	Consolidated
Product	Subject to hedging	Notional currency	Notional value	Fair value	Accumulated gains (losses)	Gains (losses) for the 9-month period
Currency Swap – US$/R$	Currency	BRL	5,426,320	397,981	45,481	(203,540)
Forward agreements (The Body Shop)	Currency	BRL	482,687	(2,266)	(2,266)	2,773
Forward agreements (Natura)	Currency	BRL	40,768	1,318	1,318	2,020
Currency Swap – US$/R$ (Avon)	Currency	BRL	55,001	4,744	(18)	(18)
Total			6,004,776	401,777	44,515	(198,765)

5.3	“Operating” derivatives - Consolidated

As of September 30, 2021 and December 31, 2020, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Principal (Notional) amount		Fair value
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
The Body Shop position	661,248	1,585,280	(2,682)	(7,670)
Natura Position	227,772	165,830	(1,435)	(3,422)
Total financial derivative instruments, net	889,020	1,751,110	(4,117)	(11,092)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.4	Impacts of Covid-19

The Company’s Management is continuously monitoring the evolution of the Covid-19 pandemic in the markets it operates, acting to minimize impacts on the operations and on the equity and financial position implementing appropriate measures to guarantee the continuity of operations, protect cash, improve liquidity and promote the health and safety of all.

In view of this scenario, the Company’s Management reviews the recoverability expectations of its financial and non-financial assets in the preparation of this interim accounting information, considering the most recent information available and reflected in the Company’s business plans. During the nine-month period ended September 30, 2021, there was no deterioration identified with respect to the Company’s liquidity, its cash position or leverage that could impact compliance with financial covenants and short-term commitments of the Company.

Additionally, the Company’s Management has revised its projections of future results since the end of the year ended December 31, 2020, not identifying material deviations from these projections or in the market assumptions associated with the impairment test carried out on December 31, 2020 that would indicate the need to carry out an additional impairment test of goodwill and other non-current assets.

5.5	Capital Management

The Company’s objectives in managing its capital are to safeguard the Company’s ability to continue to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by the EBITDA. The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds) and Dynamo Beauty Ventures Ltd. Fund.

5.6	Fair value estimate

The Company’s financial assets and liabilities substantially encompass assets and liabilities classified as level 2 in the fair value estimate hierarchy, the assessment of which is based on techniques that use, other than the prices quoted in level 1, other pieces of information adopted by the market in a direct (i.e., as prices) or indirect (i.e., resulting from prices) manner. To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments.

(ii)	the balances of the short-term investments measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation.

(iii)	the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

There was no transfer between measurement levels in the fair value hierarchy in the nine-month period ended September 30, 2021 for these assets and liabilities.

6.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Cash and banks	3,903	1,501	2,803,696	4,436,576
Certificate of Bank Deposits	-	504,198	26,029	808,988
Repurchase operations (a)	-	-	224,673	576,108
	3,903	505,699	3,054,398	5,821,672

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Repurchase operations are securities issued by banks with a commitment by the own issuing banks to repurchase them, and by the client to resell them, at defined rates and within predetermined terms, backed by public or private securities, depending on bank availabilities and registered with the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). These securities are short term and liquid assets. On September 30, 2021, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI on December 31, 2020).

7.	SHORT-TERM INVESTMENTS

	Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Exclusive investment funds (a)	379,314	340,999	-	-
Mutual investment funds (b)	-	-	923,148	817,253
Certificate of Bank Deposits	-	-	-	292,878
Treasury bills (c)	-	-	731,848	505,152
Government securities (LFT) (d)	-	-	649,511	864,940
Dynamo Beauty Ventures Ltd. Fund	-	-	32,561	16,104
Restricted cash	-	-	42	40,425
	379,314	340,999	2,337,110	2,536,752

Current	379,314	340,999	2,304,549	2,520,648
Non-Current	-	-	32,561	16,104

a)	The Company concentrate most of its investments in an exclusive investment fund, which holds interest in shares of the Essential Investment Fund.

The value of the shares held by the Company is disclosed under “Exclusive Investment Fund” in the Company financial statements. The financial statements of the Exclusive Investment Fund, in which the group has an exclusive interest (100% of the shares), were consolidated, except for the shares of Instituto Natura, and the values of its portfolio were segregated by type of investment and classified as cash equivalents or short-term investments, according to the accounting practices adopted by the Company. The balance as of September 30, 2021, related to the Instituto Natura share (“Crer para Ver” line) within the exclusive fund is R$87,993 (R$57,609 as of December 31, 2020).

b)	Mutual investment funds refer to the investments of Natura América Hispanic entities concentrated in Argentina, Chile, Colombia and Mexico.

c)	As of September 30, 2021, investments in Treasury bills are remunerated at an average rate of 119.9% of the CDI (136.6% as of December 31, 2020).

d)	On September 30, 2021, investments in Government securities (LFT) are remunerated at an average rate of 102.8% of CDI (105.9% of the CDI on December 31, 2020).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on September 30, 2021 and December 31, 2020 is as follows:

	Consolidated
	September 30, 2021	December 31, 2020
Certificate of bank deposits	-	292.878
Repurchase operations (cash and cash equivalents)	180,268	576,108
Treasury bills	731,848	505,152
Government securities (LFT)	649,511	864,940
	1,561,627	2,239,078

8.	TRADE ACCOUNTS RECEIVABLES

	Consolidated
	September 30, 2021	December 31, 2020
Trade accounts receivables	3,703,243	4,029,643
Allowance for expected credit losses	(456,701)	(432,108)
	3,246,542	3,597,535

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the allowance for expected credit losses for the nine-month periods ended September 30, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	(107,995)
Additions, net of reversals	(494,534)
Write-offs (a)	233,665
Exchange rate variation	(67,359)
Balance as of September 30, 2020	(436,223)

Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(670,536)
Write-offs (a)	643,706
Exchange rate variation	2,237
Balance as of September 30, 2021	(456,701)

a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivables and sales of customer portfolio.

Find below the balances of trade accounts receivables per exposure to allowance for expected credit losses on September 30, 2021 and December 31, 2020:

	Consolidated
	September 30, 2021		December 31, 2020
	Trade accounts receivables	Allowance for expected credit losses	Trade accounts receivables	Allowance for expected credit losses
To become due	2,296,475	(76,026)	1,988,583	(53,352)
Past due:
Up to 30 days	908,002	(63,074)	1,506,460	(76,848)
31 to 60 days	133,565	(55,937)	173,121	(56,124)
61 to 90 days	87,669	(49,353)	111,735	(54,172)
91 to 180 days	277,532	(212,311)	249,744	(191,612)
	3,703,243	(456,701)	4,029,643	(432,108)

9.	INVENTORIES

	Consolidated
	September 30, 2021	December 31, 2020
Finished products	4,899,135	3,925,215
Raw materials and packaging	1,368,239	1,015,156
Auxiliary materials	217,990	170,188
Products in progress	43,966	36,025
Provision for inventory losses	(581,377)	(602,314)
	5,947,953	4,544,270

Changes in the provision for inventory losses for the nine-month periods ended September 30, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	(185,232)
Net additions (a)	(566,312)
Write-offs (b)	223,304
Exchange rate variation	(112,785)
Balance as of September 30, 2020	(641,025)

Balance as of December 31, 2020	(602,314)
Net additions (a)	(275,350)
Write-offs (b)	292,745
Exchange rate variation	3,542
Balance as of September 30, 2021	(581,377)

a)	It refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	It consists of write-offs of products for which there already had an allowance for losses, where the Company has no expectation of sales/realization.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

10.	RECOVERABLE TAXES

	Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
ICMS on purchase of goods (a)	-	-	750,113	681,147
Taxes on purchase of goods – foreign subsidiaries	-	-	279,297	230,260
ICMS on purchase of property, plant and equipment	-	-	10,613	9,578
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	-	-	949,548	780,841
Withholding income tax	27,313	23,637	27,313	23,637
PIS, COFINS and CSLL – withheld at source	-	-	1,673	1,669
Tax on Manufactured Goods – IPI (c)	-	-	103,542	77,096
Other	-	-	165,148	199,334
	27,313	23,637	2,287,247	2,003,561

Current	27,313	23,637	1,008,015	1,071,349
Non-Current	-	-	1,279,232	932,212

a)	Tax credits related to the accumulated Brazilian tax on the circulation of goods, interstate and inter-municipal transport and communication services (“ICMS”) were generated mainly by purchases, whose tax rate is higher than the average sales and by the increase in exports. The Company expects to use these credits in the normal course of the business through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in production, from purchase of property, plant and equipment and credits arising from the exclusion of ICMS from the PIS/COFINS calculation basis. The Company expects to compensate these in the normal course of the business, mainly through offsetting with sales operations in the domestic market.

c)	The balance will be used to IPI payable in future operations of the Company’s subsidiaries.

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company for the nine-month period ended September 30, 2021 was 200.8%. This percentage is based on a loss before tax of R$373,108 and an income tax credit of R$749,330. The main component that causes the effective rate to deviate from the nominal income tax rate of 34% are i) the recognition of deferred tax assets referring to tax losses from previous years at Avon Luxembourg subsidiary considering a new scenario of recoverability of the balance, (more information in Note 11.1.), ii) the recognition of tax benefits in Brazil at Avon and Natura subsidiaries related to investment grants of R$228,872, reversal of deferred income taxes liabilities on derivative transactions in the amount of R$554,500, other than the additional recognition of deferred income tax liability arising from the announcement made by the Government of England that the nominal rate will increase from 19% to 25% and iii) impact of deferred liability income taxes recognition previously recorded on derivative transactions settled in the period.

The effective rate calculated by the Company for nine-month period ended September 30, 2020 was negative by 33.6%. This percentage is based on a loss before tax of R$573,144 and an income tax expense of R$192,761. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the tax losses of certain jurisdictions that cannot benefit from the deferred income tax asset, permanent effects related to the income tax withheld at source originated in transactions between the group companies that cannot be used and the additional recognition of deferred income tax liability arising from the announcement made by the Government of England that the nominal rate would not be reduced from 19% to 17%..

11.1 Deferred income tax - Avon Luxembourg

As of December 31, 2020, the Company had balances of deferred income tax asset on tax losses in the amount of R$13.3 billion, which do not expire and had not been recognized in accounting books due to historical analyses of recoverability in the respective operations. Of these amounts, R$8.2 billion are from the subsidiary Natura &Co Luxembourg Holdings S.á.r.l (previously known as “Avon Luxembourg”).

During the nine-month period ended September 30, 2021, the Company approved and initiated a restructuring plan of its operations, including the establishment of Avon Luxembourg as a financial subsidiary (FINCO), for the other entities of the Group. From this restructuring, a deferred income tax asset amounting to approximately R$823 million was recognized, based on the Management’s conclusion that recoverability of these amounts is probable in the regular course of Natura &Co Luxembourg’s activities, and which should occur within a period not exceeding 20 years.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in the deferred income tax and social contribution of assets and liabilities, for the nine-month periods ended September 30, 2020 and 2021, are as follows:

	Assets		Liabilities
	Company	Consolidated	Consolidated
Balance as of December 31, 2019	-	374,448	(450,561)
Effect on statement of income	135,491	7,438	15,270
Acquisition of subsidiary	-	667,034	(728,274)
Reserve for grant of options and restricted shares	-	41,696	-
Effect on other comprehensive income	-	(73,671)	-
Exchange rate variation		57,594	(327,137)
Balance as of September 30, 2020	135,491	1,074,539	(1,490,702)

Balance as of December 31, 2020	-	1,339,725	(1,288,045)
Effect on statement of income (a)	-	1,427,635	289,099
Reserve for grant of options and restricted shares	-	(37,977)	-
Effect on other comprehensive income	-	68,372	-
Exchange rate variation	-	(46,922)	66,236
Balance as of September 30, 2021	-	2,750,833	(932,710)

(a)	It refers mainly to the deferred tax of Avon Luxembourg, as mentioned above, and realization of the deferred income tax liability on derivative transactions and registration of deferred taxes on investment granting.

11.2 Non-levy of taxes on profit on adjustment by Selic in the return of taxes unduly paid (tax undues)

On September 24, 2021, the Federal Supreme Court (STF), in a judgment with general repercussion, ruled for the unconstitutionality of the incidence of income tax and social contribution over Selic levied on tax undues, concluding that the Selic is a mere indemnity for late payment of debt and not an equity increase (which is the triggering event for the taxation of those taxes).

Based on the STF decision, as well as the legal grounds presented in the Supreme Court decision, the Company concludes that there has been a change in the facts and circumstances on which this decision is based and, as required by ICPC 22 (IFRIC 23), reassessed the expectation of gaining the right in relation to tax indebtedness, considering it is probable that the tax treatment will be accepted.

Therefore, the amounts of estimated credits, not recorded up to the date of the STF decision, are being reviewed by the Company's Management. Based on preliminary surveys, the credits to be recognized based on this decision are not material for the interim accounting information.

12.	JUDICIAL DEPOSITS

The judicial deposits of the Company as of September 30, 2021 and December 31, 2020 and December 31, 2020 are as follows:

	Consolidated
	September 30, 2021	December 31, 2020
Unprovisioned tax proceedings (a)	263,756	262,654
Accrued tax proceedings(b)	264,312	252,961
Unprovisioned civil proceedings	6,744	9,671
Accrued civil proceedings	2,355	2,189
Unprovisioned labor proceedings	11,925	14,166
Accrued labor proceedings	21,679	24,549
Total judicial deposits	570,771	566,190

a)	The tax proceedings related to these judicial deposits basically refer to ICMS - ST, highlighted in note 22.2 - contingent liability - possible risk of loss.

b)	The tax proceedings related to these judicial deposits basically refer to the sum of amounts disclosed in note 22.1.1 and the amount accrued as explained in the note 21.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in balance of judicial deposits for the nine-month periods ended September 30, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	337,255
Acquisition of subsidiary	283,885
New deposits	13,333
Redemptions	(23,701)
Monetary inflation and interest	9,302
Write-offs	(17,572)
Balance as of September 30, 2020	602,502

Balance as of December 31, 2020	566,190
New deposits	27,975
Redemptions	(21,101)
Monetary inflation and interest	8,793
Write offs	(10,913)
Exchange rate variation	(173)
Balance as of September 30, 2021	570,771

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits. Details on these Company’s insurance policies are presented in note 34.

13.	NON-CURRENT ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of its subsidiary Avon. The changes in the balance for the nine-month periods ended September 30, 2021 and 2020 is as follows:

Consolidated
Avon acquisition on January 3, 2020	186,518
Transfer to Property, Plant and Equipment	(82,735)
Transfer from Property, Plant and Equipment	65,596
Sale	(64,933)
Exchange rate variation	48,880
Balance as of September 30, 2020	153,326

Balance as of December 31, 2020	181,279
Transfers from PP&E	9,294
Transfers from assets and liabilities	156
Transfer to property, plant and equipment (a)	(1,528)
Transfer to assets and liabilities (a)	(18,253)
Sale(b)	(83,106)
Exchange rate variation	(18,256)
Balance as of September 30, 2021 (b)	69,586

a)	During the nine-month period ended September 30, 2021, transfers occurred due to the resumption of activities in the Saudi Arabia unit.

b)	The Avon subsidiary operational assets in Spain were sold in September 2021.

The balance as of September 30, 2021 is composed of assets located in Brazil and India (as of December 31, 2020 it was composed of Saudi Arabia, Brazil and Spain).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Marketing and advertising advances	-	-	101,814	42,233
Supplier advances	-	-	289,418	257,099
Employee advances	-	-	27,419	65,180
Rent advances and guarantee deposit (a)	-	-	170,888	169,958
Advance insurance expenses	-	-	128,975	200,074
Overfunded pension plan (b)	-	-	694,064	683,425
Customs broker advances - Import taxes	-	-	50,808	34,016
Sublease receivables (c)	-	-	353,933	357,538
Carbon credits	-	-	6,004	4,097
Receivables from service providers(d)	-	-	150,341	135,030
Other	3,670	2,127	226,320	195,138
	3,670	2,127	2,199,984	2,143,788

Current	2,794	1,979	823,648	616,120
Non-Current	876	148	1,376,336	1,527,668

a)	Mainly related to: (i) advances of lease agreements that were not included in the initial measurement of lease liabilities / right of use of the subsidiary The Body Shop, in accordance with the exemptions on CPC 06 (R2) - Arredamentos (IFRS 16 – Leases) and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the lessor at the end of the lease agreements.

b)	Pension plan arising from the acquisition of Avon.

c)	Refers to the sublease receivables from the office that the subsidiary Avon had in New York, USA.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.	INVESTMENTS

Information and changes of the balances for the nine-month period ended September 30, 2021 and for the fiscal year ended December 31, 2020:

	September 30, 2021
	Natura Cosméticos S.A	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Interest Percentage	100,00%	100,00%	100,00%
Shareholders’ equity of the subsidiaries	7,187,700	(4,908,242)	6,156,330	8,435,788
Shareholders’ equity interest	7,187,700	(4,908,242)	6,156,330	8,435,788
Fair value adjustment of acquired assets and liabilities	-	5,514,164	-	5,514,164
Goodwill	-	13,497,129	-	13,497,129
Total	7,187,700	14,103,051	6,156,330	27,447,081
Net income (loss) for the period of subsidiaries	311,647	(853,551)	980,976	439,072

Balances as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Share of profit (loss) of equity investees	311,647	(853,551)	980,976	439,072
Exchange rate variation and other adjustments in the conversion of investments of the foreign subsidiaries	65,279	727,436	(591,603)	201,112
Capital increase - Investment by the Company	-	-	150,000	150,000
Unrealized losses on conversion of intercompany balances in foreign currency	-	(129,805)	(24,800)	(154,605)
Effect of Hyperinflationary economy adjustment	115,651	(20,829)	-	94,822
Contribution by the controlling company for purchase options plans granted to executive officers of the subsidiaries and other reserves net of tax effects	65,034	-	-	65,034
Hedge accounting net of tax effects	(130,375)	(18)	-	(130,393)
Dividends paid	(168,610)	-	-	(168,610)
Other movement	-	6,370	-	6,370
Balances as of September 30, 2021	7,187,700	14,103,051	6,156,330	27,447,081

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	September 30, 2020
	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Interest Percentage	100,00%	100,00%	100,00%
Shareholders’ equity of the subsidiaries	6,864,260	(5,325,937)	(14,013)	1,524,310
Shareholders’ equity interest	6,864,260	(5,325,937)	(14,013)	1,524,310
Fair value adjustment of acquired assets and liabilities	-	10,416,482	-	10,416,482
Goodwill	-	11,027,510	-	11,027,510
Total	6,864,260	16,118,055	(14,013)	22,968,302
Net Income/(Loss) for the period of subsidiaries	698,331	(1,505,126)	(11,896)	818,691

Balances as of December 31, 2019	3,392,677	-	-	3,392,677
Share of profit (loss) of equity investees	698,331	(1,505,126)	(11,896)	(818,691)
Exchange rate variation and other adjustments in the conversion of investments of the foreign subsidiaries	2,186,255	4,348,287	(2,174)	6,532,368
Effect of Hyperinflationary economy adjustment	49,023	-	-	49,023
Contribution by the controlling company for purchase options plans granted to executive officers of the subsidiaries and other reserves net of tax effects	92,887	-	-	92,887
Hedge accounting net of tax effects	145,087	-	-	145,087
Capital increase	300,000	-	-	300,000
Acquisition price	-	13,274,894	57	13,274,951
Balances as of September 30, 2020	6,864,260	16,118,055	(14,013)	22,968,302

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (years)	December 31, 2020	Additions	Write-offs	Impairment	Transfers	Other changes including exchange rate variation	September 30, 2021
Cost value:
Vehicles	2 to 5	79,227	4,907	(36,576)	-	6,694	3,023	57,276
Tooling	3	187,852	360	-	-	168	(88)	188,292
Tools and accessories	3 to 20	85,678	15,224	(2,685)	-	3,762	(2,634)	99,345
Facilities	3 to 60	293,471	207	(3,283)	-	11,773	979	303,147
Machinery and accessories	3 to 15	1,819,693	19,700	(75,833)	-	60,029	57,285	1,880,874
Leasehold improvements	2 to 20	963,957	40,122	(32,705)	(4,050)	51,346	6,076	1,024,746
Buildings	14 to 60	1,899,176	6,816	(13,401)	-	(6,162)	48,150	1,934,579
Furniture and fixture	2 to 25	566,548	58,258	(23,030)	-	11,198	(642)	612,332
Lands	-	661,613	-	(1,203)	-	(2,259)	(18,357)	639,794
IT equipment	3 to 15	543,772	34,882	(30,833)	-	61,058	8,823	617,702
Other assets	-	36,687	-	(1,915)	-	-	(30)	34,742
Projects in progress	-	408,385	352,557	(19,887)	-	(293,739)	(777)	446,539
Total cost		7,546,059	533,033	(241,351)	(4,050)	(96,132)	101,808	7,839,368

Accumulated depreciation:
Vehicles		(33,042)	(14,457)	27,428	-	(5,735)	1,813	(23,993)
Tooling		(166,536)	(6,036)	-	-	-	38	(172,534)
Tools and accessories		(39,159)	(25,311)	663	-	3,109	4,905	(55,793)
Facilities		(176,726)	(12,325)	3,247	-	(2,661)	(18)	(188,483)
Machinery and accessories		(578,762)	(145,656)	72,913	-	9,150	(20,957)	(663,312)
Leasehold improvements		(480,554)	(101,541)	25,652	-	(5,499)	(2,654)	(564,596)
Buildings		(179,729)	(62,205)	12,732	-	2,768	(24,394)	(250,828)
Furniture and fixture		(318,611)	(64,315)	13,627	-	(347)	13,408	(356,238)
IT equipment		(311,856)	(82,538)	29,782	-	(8,679)	(3,532)	(376,823)
Other assets		(26,027)	(14,778)	-	-	-	10,221	(30,585)
Total accumulated depreciation		(2,311,002)	(529,162)	186,044	-	(7,894)	(21,170)	(2,683,185)
Net total		5,235,057	3,871	(55,307)	(4,050)	(104,026)	80,638	5,156,183

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

/	Consolidated
	Useful life range (years)	December 31, 2019	Control acquisition	Additions	Write-offs	Impairment	Transfers	Other changes including exchange rate variation	September 30, 2020
Cost value:
Vehicles	2 to 5	45,578	25,789	696	(8,270)	-	2,173	11,024	76,990
Tooling	3	192,556	-	202	(19,713)	-	5,140	8,081	186,266
Tools and accessories	3 to 20	11,974	52,410	9,351	(163)	-	2,784	7,280	83,636
Facilities	3 to 60	309,772	1,431	61	(3,663)	-	8,223	(20,362)	295,462
Machinery and accessories	3 to 15	866,451	746,734	9,650	(1,903)	-	67,846	163,052	1,851,830
Leasehold improvements	2 to 20	615,103	58,548	16,040	(3,453)	(8,416)	33,772	232,326	943,920
Buildings	14 to 60	386,957	1,168,837	5,464	-	330	29,159	325,941	1,916,688
Furniture and fixture	2 to 25	397,727	32,566	17,181	(4,576)	(7,802)	6,413	129,165	570,674
Lands	-	35,157	568,470	57	75	-	4,186	214,867	822,812
IT equipment	3 to 15	297,228	112,369	9,632	(4,783)	-	19,177	92,019	525,642
Other assets		-	40,090	-	-	-	-	15,716	55,806
Projects in progress	-	156,011	78,965	151,399	(867)	-	(148,461)	44,447	281,494
Total cost		3,314,514	2,886,209	219,733	(47,316)	(15,888)	30,412	1,223,556	7,611,220

Accumulated depreciation:
Vehicles		(16,924)	-	(18,962)	3,580	-	(2,093)	(1,640)	(36,039)
Tooling		(175,938)	-	(7,557)	19,684	-	-	(187)	(163,998)
Tools and accessories		(3,255)	-	(31,527)	-	-	10	4,515	(30,257)
Facilities		(167,362)	-	(15,835)	285	-	1,096	7,549	(174,267)
Machinery and accessories		(416,736)	-	(149,164)	176	-	(1,267)	28,502	(538,489)
Leasehold improvements		(267,371)	-	(94,976)	2,663	(4,892)	(4,013)	(96,884)	(465,473)
Buildings		(101,785)	-	(78,578)	-	-	-	4,736	(175,627)
Furniture and fixture		(193,973)	-	(67,538)	3,716	(20)	4,012	(66,995)	(320,798)
IT equipment		(197,281)	-	(72,726)	3,971	(34)	-	(30,873)	(296,943)
Other assets		-	-	(10,579)	-	-	-	(1,179)	(11,758)
Total accumulated depreciation		(1,540,625)	-	(547,442)	34,075	(4,946)	(2,255)	(152,456)	(2,213,649)
Net total		1,773,889	2,886,209	(327,709)	(13,241)	(20,834)	28,157	1,071,100	5,397,571

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.	INTANGIBLE ASSETS

The information and changes in the intangible balances for the nine-month periods ended September 30, 2021 and 2020 are as follows:

	Consolidated
	Useful life range (years)	December 31, 2020	Additions	Write-offs	Transfers	Other changes including exchange rate variation	September 30, 2021
Cost value:
Software	2.5 to 10	2,059,149	33,236	(28,649)	164.591	101,426	2,329,753
Trademarks and patents (Definite useful life)	20 to 25	894,578	-	-	-	(12,016)	882,562
Trademarks and patents (Indefinite useful life)	-	5,747,057	-	-	-	5,691	5,803,748
Goodwill Avon	-	13,299,850	-	-	-	197,305	13,497,155
Goodwill Emeis Brazil Pty Ltd.	-	142,090	-	-	-	(2,896)	139,194
Goodwill The Body Shop	-	1,946,741	-	-	-	64,563	2,011,304
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	(2)	2,783
Key money (indefinite useful life)	-	24,718	-	-	-	(82)	24,636
Key money (Definite useful life)	3 to 18	12,911	2,500	-	(5,555)	8,957	18,813
Relationship with franchisees and sub franchisees and sales representative	14 to 15	2,959,519	-	(444)	-	28,428	2,987,503
Technology developed (by acquired subsidiary)	-	1,595,041	-	-	-	(19,907)	1,575,134
Other intangible assets	-	108,275	181,764	(511)	(72,126)	(41,030)	176,372
Total cost		28,794,170	217,500	(29,604)	86,910	381,437	29,450,413

Accumulated amortization:
Software		(1,022,498)	(275,973)	27,335	3,796	(52,966)	(1,320,306)
Trademarks and patents		(100,042)	(35,052)	-	-	4,484	(130,610)
Key money		(8,871)	(185)	(5,960)	1,667	(455)	(13,804)
Relationship with retail clients		(2,839)	(214)	-	-	2	(3,051)
Relationship with franchisees and sub franchisees		(419,056)	(230,949)	444	-	(3,065)	(652,626)
Technology developed		(319,008)	(240,368)	-	-	8,079	(551,297)
Other intangible assets		(4,728)	(745)	511	-	3,495	(1,467)
Total accumulated amortization		(1,877,042)	(783,486)	22,330	5,463	(40,426)	(2,673,161)
Net total		26,917,128	(565,986)	(7,274)	92,373	341,011	26,777,252

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (years)	December 31, 2019	Control acquisition	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange rate variation	September 30, 2020
Cost value:
Software	2.5 to 10	1,313,090	291,239	113,964	(6,934)	-	153,412	176,825	2,041,596
Trademarks and patents (Definite useful life)	24 to 25	116,805	517,592	-	-	-	-	252,370	886,767
Trademarks and patents (Indefinite useful life)	-	2,171,585	1,893,224	-	-	-	-	1,540,997	5,605,806
Goodwill Avon	-	-	11,027,510	-	-	-	-	4,301,703	15,329,213
Goodwill Emeis Brazil Pty Ltd.	-	100,237	-	-	-	-	-	42,752	142,989
Goodwill The Body Shop	-	1,434,369	-	8,155	-	-	-	528,477	1,971,001
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	832	2,819
Key money (indefinite useful life)	-	17,801	-	-	-	1,890	7,293	2,873	29,857
Key money (Definite useful life)	3 to 18	12,447	-	-	-	-	(3,559)	4,098	12,986
Relationship with franchisees and sub franchisees and sales representative	14 to 15	602,958	1,876,169	-	-	-	-	956,504	3,435,631
Technology developed (by acquired subsidiary)	-	-	1,131,573	-	-	-	-	443,587	1,575,160
Other intangible assets	2 to 10	110,288	-	66,631	(15,020)	-	(149,472)	16,705	29,132
Total cost		5,883,023	16,737,307	188,750	(21,954)	1,890	7,674	8,267,723	31,064,413

Accumulated amortization:
Software		(649,347)	-	(270,355)	43	-	(3,643)	(32,816)	(956,118)
Trademarks and patents		(44,108)	-	(28,436)	-	-	-	(16,945)	(89,489)
Key money		(2,197)	-	(387)	-	-	(750)	(2,735)	(6,069)
Relationship with retail clients		(1,939)	-	(183)	-	-	-	(679)	(2,801)
Relationship with franchisees and sub franchisees		(95,772)	-	(229,200)	-	-	-	(60,613)	(385,585)
Technology developed		-	-	(212,416)	-	-	-	(23,647)	(236,063)
Other intangible assets		(13,159)	-	(6,021)	15,020	-	-	(4,094)	(8,254)
Total accumulated amortization		(806,522)	-	(746,998)	15,063	-	(4,393)	(141,529)	(1,684,379)
Net total		5,076,501	16,737,307	(558,248)	(6,891)	1,890	3,281	8,126,194	29,380,034

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.	LEASE

a)	Right of use

	Consolidated
	Useful life range (years) (a)	December 31, 2020	Additions	Write-offs	Transfers (b)	Other changes including exchange rate variation	September 30, 2021
Cost value:
Vehicles	3	157,867	26,883	(22,264)	-	(2,195)	160,291
Machinery and equipment	3 to 10	53,048	3,669	(22,376)	-	589	34,930
Buildings	3 to 10	1,616,833	176,085	(360,386)	3,082	(23,058)	1,412,556
IT equipment	10	30,000	3,527	(1,939)	-	2,593	34,181
Retail stores	3 to 10	3,338,104	344,538	(419,702)	3,888	45,724	3,312,552
Tools and accessories	3	3,187	255	(2,532)	-	119	1,029
Total cost		5,199,039	554,957	(829,199)	6,970	23,772	4,955,539

Accumulated depreciation:
Vehicles		(63,422)	(42,214)	19,830	-	1,515	(84,291)
Machinery and equipment		(21,045)	(9,434)	13,488	-	126	(16,865)
Buildings		(399,765)	(209,593)	145,082	(3,082)	9,821	(457,537)
IT equipment		(19,161)	(6,506)	1,898	-	(515)	(24,284)
Retail stores		(1.291,346)	(470,749)	407,065	-	18,568	(1,336,462)
Tools and accessories		(2,253)	(548)	2,448	-	(88)	(441)
Total accumulated depreciation		(1,796,992)	(739,044)	589,811	(3,082)	29,427	(1,919,880)
Net total		3,402,047	(184,087)	(239,388)	3,888	53,199	3,035,659

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (years) (a)	December 31, 2019	Subsidiary Acquisition	Additions	Write-offs	Transfers (b)	Other changes including rate variation(c)	September 30, 2020
Cost value:
Vehicles	3	40,018	42,467	58,340	(431)	-	12,835	153,229
Machinery and equipment	3 to 10	15,578	14,034	3,199	-	-	11,236	44,047
Buildings	3 to 10	784,900	489,739	112,121	(12,811)	-	263,951	1,637,900
IT equipment	10	283	18,429	5,187	-	-	7,147	31,046
Retail stores	3 to 10	2,350,377	-	267,458	(8,660)	(3,734)	945,525	3,550,966
Tools and accessories	3	2,803	-	-	-	-	1,032	3,835
Total cost		3,193,959	564,669	446,305	(21,902)	(3,734)	1,241,726	5,421,023

Accumulated depreciation:
Vehicles		(8,109)	-	(39,409)	188	-	(3,774)	(51,104)
Machinery and equipment		(4,317)	-	(10,733)	-	-	(2,943)	(17,993)
Buildings		(97,190)	-	(217,238)	11,283	-	(39,648)	(342,793)
IT equipment		(214)	-	(15,820)	-	-	(1,859)	(17,893)
Retail stores		(463,332)	-	(462,510)	4,213	759	(221,919)	(1,142,789)
Tools and accessories		(936)	-	(702)	-	-	(437)	(2,075)
Total accumulated depreciation		(574,098)	-	(746,412)	15,684	759	(270,580)	(1,574,647)
Net total		2,619,861	564,669	(300,107)	(6,218)	(2,975)	971,146	3,846,376

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease agreements according to the contractual terms.

b)	Refers to key money related to store rentals. This amount is transferred from right of use to intangible assets when a new commercial agreement with the lessor is not yet signed, until the conclusion of the negotiations.

c)	Regarding the amounts that resulted from the changes in the lease agreements previously entered, such as term, amounts and fees.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	September 30, 2021	September 30, 2020
Amounts recognized in the statement of income for the nine-month periods ended September 30, 2021 and 2020:
Financial expense on lease	151,310	178,939
Amortization of right of use	739,044	746,412
Recognition in the result of variable lease installments not included in the measurement of lease liabilities	45,816	27,727
Sublease revenue	(22,850)	(24,516)
Short-term lease expenses and low-value assets	62,116	68,355
Benefits granted by lessor related to Covid-19	(59,576)	(35,097)
Other expenses related to lease	42,815	27,660
Total	958,675	989,480

Amounts recognized in the financing cash flow statement activities:
Lease payment (principal amount)	850,424	574,000
Values recognized in the operating cash flow statement activities:
Lease payment (interest)	159,803	187,649
Variable lease payments not included in the measurement of lease liabilities	28,888	7,674
Short-term lease and low-value assets payments	52,582	56,402
Other lease-related payments	67,856	32,242
Total	1,159,553	857,967

b)	Lease liabilities

	Consolidated
	September 30, 2021	December 31, 2020
Current	981,192	1,059,661
Non-Current	2,514,603	2,798,794
Total	3,495,795	3,858,455

Below are the changes in lease liability balances for the nine-month periods ended September 30, 2021 and 2020:

Consolidated
Balance as of December 31, 2019	2,517,565
New agreements	430,263
Acquisition of subsidiary	777,200
Payments (principal amount)	(574,000)
Payments (interest)	(187,649)
Recognition of financial charges	178,939
Write-offs (a)	(4,776)
Exchange rate variation	1,044,297
Balance as of September 30, 2020	4,181,839

Balance as of December 31, 2020	3,858,455
New agreements	518,834
Payments (principal amount)	(850,424)
Payments (interest)	(159,803)
Recognition of financial charges	151,310
Write-offs (a)	(90,434)
Exchange rate variation	(67,857)
Balance as of September 30, 2021	3,495,795

a)	Mainly related to termination of agreements related to lease of stores.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The maturities of the balance of non-current lease liabilities are shown below:

	Consolidated
	September 30, 2021	December 31, 2020
2022	436,428	419,240
2023	655,951	408,977
2024 onwards (as of December 31, 2020)	534,252	406,572
2025 onwards	887,972	1,564,005
Total	2,514,603	2,798,794

19.	BORROWING, FINANCING AND DEBENTURES

	Re.:	Company		Consolidated
		September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Raised in local currency
Financing Agency for Studies and Projects (FINEP)		-	-	51,462	73,076
Debentures	A	-	-	1,882,149	4,042,515
The Brazilian Development Bank (BNDES)		-	-	-	7,789
BNDES – Special Agency for Industrial Financing (FINAME)		-	-	-	15
Promissory Notes (1)		-	515,966	-	773,949
Working capital – Mexico Operation		-	-	5,820	14,453
Working capital – The Body Shop Operation	E	-	-	741,805	500,835
Working capital – Avon Operation		-	-	204,767	145,495
Notes – Avon (2)	B	-	-	4,100,833	4,033,682
Total in local currency		-	515,966	6,986,836	9,591,809

Raised in foreign currency		-
The Brazilian Development Bank (BNDES)		-	-	-	1,639
Notes	C	-	-	5,433,713	3,969,226
Resolution No. 4131/62	D	-	-	273,272	260,239
Total in foreign currency		-	-	5,706,985	4,231,104
Grand total		-	515,966	12,693,821	13,822,913

Current		-	515,966	1,155,701	3,805,649
Non-Current		-	-	11,538,120	10,017,264

1 On April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$500,000 of the Company and R$250,000 of the subsidiary Natura Cosméticos.

2 Balances recorded for their estimated fair value resulting from business combination with the subsidiary Avon.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference:	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	August 2024	Interest of 110.5% to 112% of the CDI, and 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, with maturities in September 2021, September 2022 and August 2024.	113.8% - 113.9% CDI+1.15% - CDI+1.79%	None.
B	Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and Interest of 8.45% p.a.	Interest of 6.45% p.a. and Interest of 8.45% p.a.	None.
C	Dollar	May 2028	Interest of 4.125% per annum	5.79%	Natura &Co Holding Approval
D	Dollar	May 2022	Libor + interests of 1.1% per annum	Libor + interest of 1.1% per annum	Guarantee from the subsidiary Indústria e Comércio de Cosméticos Natura Ltda..
E	Pounds	April 2024	Libor + interest of 2.9% per annum	Libor + interest of 2.9% per annum	Guarantee from the subsidiary Natura Cosméticos S.A. until December 2021 and Guarantee from the Company from January 2022 on.

Below are the changes in the balances of borrowing, financing and debentures for the nine-month periods ended September 30, 2021 and 2020:

	Company	Consolidated
Balance as of December 31, 2019	2,883,382	10,786,374
Acquisition of subsidiary	-	7,250,735
New borrowing and financing	500,000	1,356,643
Payment (a)	(2,323,777)	(2,815,881)
Recognition of financial charges	51,078	824,394
Financial charges payment	(21,678)	(1,153,705)
Exchange rate variation (unrealized)	-	1,317,297
Exchange rate variation (realized)	-	5,320
Translation effects (other comprehensive income)	-	2,946,860
Balance as of September 30, 2020	1,089,005	20,518,037

Balance as of December 31, 2020	515,966	13,822,913
New borrowing and financing (b)	-	6,323,642
Payment (c)	(497,879)	(7,609,157)
Recognition of financial charges	7,918	481,861
Financial charges payment	(26,005)	(657,049)
Exchange rate variation (unrealized)	-	130,756
Translation effects (other comprehensive income)	-	200,855
Balance as of September 30, 2021	-	12,693,821

a)	It mainly refers to the partial optional early redemption of the First Series Commercial Papers in the amount of R$1,830 million on January 14, 2020.

b)	New borrowing and financing raised within the nine-month period ended September 30, 2021 basically refer to the offer carried out by subsidiary Natura Cosméticos S.A. of the notes linked to the sustainability goals in the approximate amount of US$1 billion (see note 19.1.v) and the new credit facility in the amount of up to £100 million (one hundred million pounds) obtained by subsidiary The Body Shop (see note 19.1.i).

c)	The repayment made in the nine-month period ended September 30, 2021 mainly refer to the early redemption of Notes of subsidiary Natura Cosméticos S.A.in the amount of US$750,000, carried out in May 2021 (see note 19.1.ii), and the settlements of the 2nd series of the 7th issue of debentures in the amount of R$1,827 million and the 2nd series of the 9th issue of debentures in the amount of R$308 million, both carried out in September 2021.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The maturities of the non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	September 30, 2021	December 31, 2020
2022	2,989	586,002
2023	2,746,365	6,306,782
2024 onwards (as of December 31, 2020)	3,413,414	3,124,480
2025 onwards	5,375,352	-
Total	11,538,120	10,017,264

19.1 Description of the main changes in bank borrowing and financing

i) Working capital – The Body Shop

On June 30, 2021, subsidiary The Body Shop had a credit facility of up to £70 million (seventy million pounds), corresponding to R$694,004 (R$500,835 as of December 31, 2020), guaranteed by subsidiary Natura Cosméticos S.A., which could be withdrawn in installments to meet subsidiary The Body Shop’s short-term financing needs. This facility was used by the subsidiary during the first quarter of 2021, to reinforce its working capital and liquidity needs (with annual interest payment of Libor + 2%). This facility was paid in March 2021.

On April 23, 2021, subsidiary The Body Shop International Limited contracted a facility agreement with UK Export Finance and HSBC Bank PLC in the amount of £100 million (one hundred million pounds) with guarantee from the Company and its subsidiary (Natura Cosméticos S.A.), which was fully used by September 30, 2020. This facility agreement will be increased at the Libor rate + 2.9% per annum, with maturity dates for payment of principal and interest in December 2021, April 2023 and April 2024.

ii) Notes (debt securities)

On May 21, 2021, the full optional early redemption of the Company’s Notes occurred, which were issued in 2018 by subsidiary Natura Cosméticos S.A. in the amount of US$750,000, and the derivative instruments used for covering the respective risks were settled.

iii) ESG Notes

On May 4, 2021, Natura Cosméticos concluded the offer of the notes linked to the sustainability goals of 4.125% with maturity on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1.0 billion, and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for foreign exchange hedging purposes.

The goals to be met until 2026 include the reduction of greenhouse gases by 13% and the use of recycled plastic in products packing at least 25% of which there are no current indicators of non-compliance.

Accrued costs related to the issuance of the Company's debt securities ("notes") for the period ended September 30, 2021 was R$ 6,063, recorded monthly in the financial expenses item in accordance with the term of the respective issues. The balance of issue costs to be appropriated on June 30, 2021 is R$ 97,307.

19.2	Contractual covenants

The contractual covenants associated with the debt contracts of the Company establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of September 30, 2021, and December 31, 2020, the Company was in compliance with such covenants.

20.	TRADE ACCOUNTS PAYABLES AND REVERSE FACTORING OPERATIONS

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Domestic trade accounts payables	3,598	4,748	5,124,079	5,462,377
Foreign trade accounts payables (a)	2,394	4,945	883,797	1,014,356
Subtotal	5,992	9,693	6,007,876	6,476,733

Reverse factoring operations (b)	-	-	293,190	297,472
Total	5,992	9,693	6,301,066	6,774,205

a)	Refer to imports mainly denominated in US dollar, Euro and pounds.

b)	The Company has contracts signed with Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details on these operations are included in note 3.16 of the financial statements of the Company for the year ended December 31, 2020.

21.	TAX LIABILITIES

	Company		Consolidated
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
ICMS (ordinary)	-	-	89,846	134,165
ICMS-ST provision (a)	-	-	57,642	61,521
Taxes on invoicing – foreign subsidiaries(b)	-	-	268,576	364,291
Withholding tax (IRRF)	-	828	118,269	131,368
Other taxes payable - foreign subsidiaries(c)	-	-	109,968	48,365
Income tax on financial transactions	229	468	16,627	15,943
PIS and COFINS payable	237	11,857	237	11,857
INSS (Brazilian Social Security Institute) and ISS (Tax on Services)	-	-	35,551	32,954
Other	-	-	7,415	94,357
Total	466	13,153	704,131	894,821

Current	466	13,153	592,672	785,367
Non-Current	-	-	111,459	109,454

a)	The Company’s subsidiaries have been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company’s subsidiaries, and in some cases, the amounts are deposited in court, as mentioned in note 12.

b)	Relates to foreign subsidiaries sales taxes

c)	Relates to foreign subsidiaries taxes other than sales taxes

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies with risk of loss assessed as probable

The changes in tax, civil and labor risks and contingent liabilities is presented below:

	Consolidated
	Tax		Civil		Labor		Business Combination		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Balance on January 1st	931,771	127,842	78,397	30,653	251,339	61,571	797,693	-	2,059,200	220,066
Acquisition of subsidiary (1)	-	657,647	-	51,263	-	164,091	-		-	873,001
Additions	82,193	93,352	63,265	168,794	60,585	32,710	1,587	-	207,630	294,856
Reversals (2)	(77,240)	(46,203)	(17,817)	(26,292)	(23,365)	1,853	(153,187)	-	(271,609)	(70,642)
Payments	(9,537)	(53,890)	(8,709)	(15,681)	(32,656)	(38,772)	-	-	(50,902)	(108,343)
Inflation adjustment	5,669	3,508	677	3,799	5,959	5,110	26,889	-	39,194	12,417
Exchange rate variation	(22,611)	102,379	(1,132)	26,109	2,530	30,669	(9,179)	-	(30,392)	159,157
Transfers (3)	(12,439)	(336)	12,976)	(30)	(1,270)	1,641	-	-	(733)	1,275
Balance on September 30th	897,806	884,299	127,657	238,615	263,122	258,873	663,803	-	1,952,388	1,381,787

Current									65,616	183,021
Non-Current									1,886,772	1,198,766

(1) Balances recorded at estimated fair value resulting from business combinations with subsidiary Avon.

(2) On September 30, 2021, we had reversals of contingent liabilities of subsidiary Avon Brasil, arising from the business combination, due to adherence to tax amnesty processes in some states in Brazil.

(3) Balance arising from other obligations of subsidiary Avon, related to reclassifications of processes previously recognized as contingent liabilities to other accounts payable.

22.1.1 Collection Action (Flora Medicinal)

The collection action aims at the payment of additional amount (earn-out) resulting from the acquisition of the share control at Flora Medicinal and the payment of contractual fine of 10% of the total transaction amount. Although the Company assesses that there was no non-compliance, the action was granted in the higher court. Natura’s appeal is pending judgment.

As a result of this decision and according to the prognosis made by the external counsel, the Company recognized a provision for civil contingencies in the amount of R$27,630 during the quarter ended September 30, 2021.

22.1.2 Civil and other

Talc-related disputes

Subsidiary Avon International was included as a defendant (jointly with other manufacturers of cosmetics and other products that, opposite to those manufactured by Avon, were produced with asbestos) in personal injury proceedings filed in the courts of the United States. As of September 30, 2021, there were 152 individual cases pending against Avon International. During the nine-month period ended September 30, 2021, 33 cases were shelved and 10 were dismissed or settled. The value of the settlements was not material, either individually or in the aggregate, to the Company’s or subsidiary Avon International operational results.

As of September 30, 2021, the Company is party to civil, commercial, and other actions and proceedings, mainly related to indemnity claims. Provisions are periodically reviewed based on the evolution of proceedings and the evolution of case law to reflect the best estimate.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.1.3 Labor

On September 30, 2021, the Company's subsidiaries are parties to labor claims filed by former employees and service providers, mainly related to the payment of severance pay, overtime, additional salary and amounts due to subsidiary liability and discussion about the recognition of a possible employment relationship. None of these processes is relevant in isolation. Provisions are periodically reviewed based on the evolution of lawsuits and the history of losses from labor claims to reflect the best estimate.

22.2	Contingent liabilities for which a probability of loss is assessed as possible

The contingent liabilities for which the probability of disbursing funds that incorporate economic benefits is assessed as possible are presented below:

	Consolidated
	September 30, 2021	December 31, 2020
Tax	9,300,041	9,205,601
Civil	143,157	133,302
Labor	235,249	220,648
Total contingent liabilities	9,678,447	9,559,551

22.3	Shareholder disputes

On February 14, 2019, a shareholder’s class action complaint was filed in the United States District Court for the Southern District of New York against Avon and certain former executive officers of Avon. The claim alleges violations of Sections 10 (b) and 20 (a) of the 1934 Securities Exchange Act based on statements that are allegedly false or misleading. During 2020, the parties reached an agreement on a settlement of this class action, including the payment of R$75,352, of which R$10,393 were paid by Avon International and the remainder of the settlement was paid by the insurance companies contracted by Avon International. On August 31, 2020, the court granted a preliminary approval of the settlement, and on February 3, 2021, the court entered an order and judgment granting final approval of the settlement. This is a final decision.

22.4	ICMS on PIS and COFINS base

On May 13, 2021, the Brazilian Federal Supreme Court partially granted the motion to clarify filed by the Federal Government (Extraordinary Appeal No. 574.706/PR), aiming at restricting the effects of the decision, with general repercussion, that the ICMS does not integrate the tax base for purposes of assessment of the Profit Participation Program (PIS) and of the Contribution for the Financing of the Social Security (COFINS) and also determining that (i) the decision should produce effects as of March 15, 2017 (merit judgment), except for the court actions and administrative proceedings filed until such date; and (ii) the ICMS to be excluded from the PIS and COFINS base is the one indicated in the invoices.

As a result of this decision, which settled any doubts regarding the merit, the Company recognized, during the current fiscal year, the credits arising from such discussion in the amount of R$135,297.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.	OTHER LIABILITIES

	Consolidated
	September 30, 2021	December 31, 2020
Pension and post-retirement benefits and post-employment healthcare plans (a)	751,998	783,184
Deferred revenue from performance obligations with customers (b)	305,753	422,353
Provisions for incentives to consultants	259,032	292,034
Provisions for operating expenses (marketing/technology, etc.) (c)	602,729	535,276
Discontinued operations (d)	205,139	153,140
Provision for store renovation	27,561	99,702
Crer Para Ver (e)	84,020	75,508
Provisions for lease (f)	70,713	70,598
Provision for restructuring (g)	130,680	68,954
Long-term incentives (h)	40,457	52,745
Provision for apportionment of benefits and partnerships payable	6,366	10,005
Other provisions (i)	173,614	373,891
Carbon credits	12,521	5,560
Exclusivity contract	1,199	3,000
Total	2,671,782	2,945,950

Current	1,675,547	1,832,811
Non-Current	996,235	1,113,139

a)	As of September 30, 2021, subsidiary Avon International pension plans amounts to R$540,805 and Natura Cosméticos’ post-employment healthcare plans amounts to R$R$141,893 (R$648,990 and R$134,194, respectively, as of December 31, 2020).

b)	It refers to the deferred revenue related performance obligations of loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct selling consultants.

c)	It refers to the Company’s operating provisions mainly due to expenses with technology services, marketing and advertising etc., to comply with the accrual basis.

d)	On December 17, 2015, subsidiary Avon International entered into agreements resulting in the splitting of operations in the United States, Canada and Puerto Rico. These operations were terminated on March 1, 2016. As of this date, the contingent liabilities prior to this operation will be treated as discontinued operations.

e)	Social program contribution for developing the quality of education.

f)	Refers to the grace period granted by lessors to begin paying the lease of certain retail stores, for lease agreements that were not included in the initial measurement of lease liabilities/right of use of subsidiary The Body Shop, in accordance with the exceptions permitted under CPC 06 (R2) / IFRS 16.

g)	Provision for costs directly related to the plan for changes in the organizational structure, mainly of subsidiaries Avon International and The Body Shop.

h)	Refers substantially to the variable compensation plans for the executive officers of subsidiary Avon International.

i)	Refers to provisions for insurance coverage, indemnities, and long-term contractual obligations.

Post-employment healthcare and pension plans

a)	Defined benefit pension and post-retirement plans (Avon)

The actuarial valuation of defined benefit pension and post-retirement plans is updated annually. The most recent valuation of the plan assets and the present value of the defined benefit obligation was performed on December 31, 2020. The significant information and assumptions used in the most recent valuation were presented in note 24 of the Company’s financial statements for the year ended December 31, 2020.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

b)	Post-employment healthcare plan (Natura Cosméticos)

The actuarial valuation of the post-employment healthcare plan is updated annually. The information regarding the most recent evaluation of the post-employment healthcare plan, as well as its significant assumptions and sensitivity analysis, were detailed in the Company’s financial statements for the year ended December 31, 2020 in note 24.

24.	SHAREHOLDERS’ EQUITY

24.1	Treasury shares

On September 30, 2021, item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(754,719)	(34,438)	45.63
Acquired	631,358	32,091	50.83
Balance as of September 30, 2021	193,340	9,320	48.21

The minimum and maximum cost of the balance of treasury shares on September 30, 2021 are R$25.00 and R$52.44, respectively.

25.	INFORMATION ON SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2020.

Net revenue by segment is as follows in the nine-month period ended September 30, 2021:

➢	Natura &Co Latam – 57%

➢	Avon International – 23%

➢	TBS International – 14%

➢	Aesop International – 6%

The following tables summarizes the financial information related to the nine-month periods ended September 30, 2021 and 2020 and the year ended December 31, 2020.

25.1	Operating segments

	September 30, 2021
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	16,271,104	1,833,439	(638,504)	2,745,357	(3,236,076)	(95,244)	620,643
Avon International [1]	6,621,199	(6,465)	(635,225)	310,631	(448,591)	121,022	(658,628)
The Body Shop [1]	3,927,882	625,205	(571,614)	27,930	(90,800)	(201,566)	(222,519)
Aesop International [1]	1,701,279	382,524	(214,298)	11,334	(37,549)	(43,053)	98,958
Corporate expenses	-	(452.676)	-	43,713	(52,371)	968,171	506,836
Consolidated	28,521,464	2,382,027	(2,059,641)	3,138,965	(3,865,387)	749,330	345,290

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	September 30, 2020
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	14,221,703	1,652,906	(699,979)	2,631,285	(2,958,353)	(305,532)	320,329
Avon International [1]	6,228,871	155,604	(589,821)	628,130	(1,063,566)	(12,807)	(882,460)
The Body Shop [1]	3,257,045	586,927	(554,948)	51,953	(104,981)	(70,912)	(91,961)
Aesop International [1]	1,217,085	334,984	(95,996)	18,323	(49,603)	(30,248)	77,460
Corporate expenses	-	(549,660)	(109)	224,819	(164,496)	226,738	(262,708)
Consolidated	24,924,704	2,180,761	(2,040,853)	3,554,510	(4,340,999)	(192,761)	(839,340)

	September 30, 2021				December 31, 2020
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,329,649	27,421,054	7,907,172	8,991,554	20,228,016	30,706,123	9,349,461	9,060,600
Avon International [1]	14,013,531	17,161,763	2,516,399	5,286,197	12,486,733	16,036,743	3,467,099	5,625,774
The Body Shop [1]	7,863,584	10,431,431	1,751,078	2,410,394	7,821,884	10,474,191	2,291,459	1,812,991
Aesop International [1]	1,420,445	2,291,388	540,712	619,227	1,395,628	2,148,869	488,662	618,531
Corporate expenses	(72,364)	1,329,640	31,695	716,289	250,516	1,551,671	562,905	253,007
Consolidated	41,554,845	58,635,276	12,747,056	18,023,661	42,182,777	60,917,597	16,159,586	17,370,903

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

25.2	Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	September 30, 2021	September 30, 2020	September 30, 2021	December 31, 2020
Asia	2,632,429	1,871,652	911,972	768,878
North America	4,501,868	3,412,825	7,343,458	5,939,728
Mexico	2,914,665	2,218,252	4,477,434	3,263,833
Other	1,587,204	1,194,573	2,866,024	2,675,896
South America	12,564,682	11,432,118	13,714,694	14,810,020
Brazil	7,574,369	7,790,994	11,597,409	12,159,245
Argentina	2,049,476	1,378,877	979,169	1,041,392
Other	2,940,837	2,262,247	1,138,116	1,609,383
Europe, Middle East and Africa (EMEA)	8,298,193	7,761,848	18,564,222	19,615,198
United Kingdom	3,060,763	2,688,076	11,855,328	17,059,017
Other	5,237,430	5,073,772	6,708,894	2,556,181
Oceania	524,292	446,261	1,020,499	1,048,953
Consolidated	28,521,464	24,924,704	41,554,845	42,182,777

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

26.	REVENUE

	Consolidated
Taxable gross revenue:	September 30, 2021	September 30, 2020
Domestic market	10,227,208	10,930,396
Foreign market	25,643,415	21,125,942
Other sales	419,380	378,969
Subtotal	36,290,003	32,435,307

Returns and cancellations	(421,889)	(440,856)
Commercial discounts and rebates	(740,461)	(659,446)
Taxes on sales	(6,606,189)	(6,410,301)
Subtotal	(7,768,539)	(7,510,603)
Total revenue	28,521,464	24,924,704

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.	OPERATING EXPENSES AND COST OF SALES

	Company		Consolidated
Breakdown by function	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cost of sales	-	-	9,953,824	8,949,669
Selling, marketing and logistics expenses	-	-	12,120,851	10,611,388
Administrative, R&D, IT and project expenses	96,946	45,585	5,234,795	4,170,824
Total	96,946	45,585	27,309,470	23,731,881

Breakdown by nature
Cost of sales	-	-	9,953,824	8,949,669
Raw material/packaging material/resale	-	-	8,987,747	7,519,977
Employee benefits expense (note 28)	-	-	421,890	459,755
Depreciation and amortization	-	-	170,768	151,185
Other	-	-	373,419	818,752

Selling, marketing and logistics expenses	-	-	12,120,851	10,611,388
Logistics costs	-	-	1,929,901	1,758,479
Employee benefits expense (note 28)	-	-	3,346,570	2,953,759
Marketing, sales force and other selling expenses	-	-	5,853,846	4,916,482
Depreciation and amortization	-	-	990,534	982,668

Administrative, R&D, IT and project expenses	96,946	45,585	5,234,795	4,170,824
Innovation expenses		-	190,812	179,138
Employee benefits expense (note 28)	84,005	37,103	2,245,682	1,767,369
Other administrative expenses	12,820	8,482	1,907,912	1,317,317
Depreciation and amortization	120	-	890,389	907,000
				-
Total	96,946	45,585	27,309,470	23,731,881

28.	EMPLOYEE BENEFITS

	Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Payroll, profit sharing and bonuses	20,111	19,691	4,388,799	3,826,718
Supplementary pension plan	-	-	186,157	143,185
Share-based payments	36,176	8,263	205,030	104,865
Charges on restricted shares	18,310	4,242	31,063	49,182
Healthcare, food, and other benefits	1,216	-	524,765	456,457
Charges, taxes and social contributions	1,632	144	528,851	460,065
INSS	6,560	4,763	149,477	140,411
Total	84,005	37,103	6,014,142	5,180,883

28.1	Share-based payments

The information regarding the Company’s share-based payments was presented in note 29 of the Company’s financial statements for the year ended December 31, 2020.

The variations in the number of outstanding share purchase options and their related weighted-average prices for the year, as well as variations in the number of restricted shares are as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Purchase Options and Strategy Acceleration Plan
Options (thousands)
Balance as of December 31, 2020	17,245
Granted	1,100
Canceled / Exercised	(3,747)
Balance as of September 30, 2021	14,598

	Restricted share (thousands)	Performance shares (thousands)
Balance as of December 31, 2020	6,960	3,808
Granted	3,358	3,365
Canceled / Exercised	(4,598)	(1,773)
Balance as of September 30, 2021	5,720	5,400

The expense related to the fair value of the options and restricted shares, including the charges related to the restricted shares, recognized in the nine-month period ended September 30, 2021, according to the period elapsed for the acquisition of the right to exercise the options and restricted shares, amounted to R$36,176 and R$205,030 at the Company and consolidated (R$8,263 and R$104,865 as of September 30, 2020), respectively.

The options to purchase outstanding shares and restricted shares at the end of the nine-month period ended September 30, 2021 have the following maturity dates and strike prices:

As of September 30, 2021 - Stock option

Grant date	Conditions for acquisition of right as of the grant date	Strike price	Fair value	Existing options	Remaining contractual life (years)	Exercisable options
		(R$)	(R$)	(thousands)		(thousands)
March 17, 2014	2 to 4 years of service	27.14	4.27	82	0.7	82
March 16, 2015	2 to 4 years of service	13.47	4.85 to 5.29	104	1.7	104
July 28, 2015 (Strategy acceleration)	4 to 5 years of service	12.77	6.20 to 6.23	495	2.1	495
March 15, 2016	2 to 4 years of service	12.71	7.16 to 7.43	93	2.7	93
July 11, 2016 (Strategy acceleration)	4 to 5 years of service	11.28	6.84 to 6.89	1,650	3.1	1,650
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	378	3.7	378
March 10, 2017 (Strategy acceleration)	4 to 5 years of service	12.46	6.87 to 6.89	2,000	3.7	895
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,565	4.8	953
March 12, 2018 (Strategy acceleration)	3 to 5 years of service	12.04 a 16.83	8.21 to 9,67	3,800	4.8	950
April 12, 2019	3 to 4 years of service	23.41	11.71 to 11,82	1,431	5.9	411
April 12, 2019 (Strategy acceleration)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	5.9	-
March 31, 2021	4 to 5 years of service	48.98	29.45	1,100	9.9	-
				14,598		6,011

As of September 30, 2021 - Restricted shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares	Fair value	Remaining contractual life (years)
		(thousands)	(R$)
March 12, 2018 – Plan I	2 to 4 years of service	236	15.18 a 15.9	0.7
August 13, 2018 – Extraordinary Plan VI	2 to 4 years of service	25	12.24 a 13.13	1.1
April 12, 2019 – Plan I	2 to 4 years of service	596	21.62 a 22.53	1.8
April 12, 2019 – Plan II	1 to 3 years of service	156	22.14 a 22.85	1.8
March 27, 2020 – Co-Investment Plan	1 to 3 years of service	1,368	29.00	1.8
March 31, 2021	1 to 3 years of service	3,339	49.89	2.8
		5,720

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of September 30, 2021 – Performance shares

Grant date	Conditions for acquisition of right	Existing shares	Fair value	Remaining contractual life (years)	Shares not delivered
		(thousands) ¹	(R$)		(thousands)
May 21, 2019	3 to 4 years of service as of the grant date and the date on which the performance conditions are met	584	23.10 a 45.70	1.7	584
September 29, 2020	3 to 4 years of service	1,494	73.46	3.3	1,494
March 31, 2021	3 to 4 years of service	3,322	50.89	3.8	3,322
		5,400			5,400

As of September 30, 2021, the market price was R$45.57 (R$51.12 as of September 30, 2020) per share.

29.	FINANCE INCOME (EXPENSES)

	Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
FINANCE INCOME:
Interest on short-term investments	15,759	21,220	199,149	119,652
Gains on monetary and exchange rate variations (a)	3,640	7,576	1,452,753	912,609
Gains on swap and forward transactions (c)	-	-	1,385,452	2,218,768
Gains on market value adjustment of swap and forward derivatives	-	-	12,308	3,821
Reversal of the monetary inflation of the provision for tax risks and tax liabilities	-	-	-	42,378
Hyperinflationary economy adjustment (Argentina)	-	-	58,070	32,429
Debt structuring revenue for acquisition of Avon	-	186,511	-	186,511
Other finance income	11,382	3,744	31,233	38,342
Subtotal	30,781	219,051	3,138,965	3,554,510
FINANCE EXPENSES:
Interest on financing (*)	(7,918)	(11,549)	(481,861)	(703,605)
Interest on lease	-	-	(151,310)	(178,939)
Losses on monetary and exchange rate variations (*) (b)	(333)	(7,617)	(1,566,810)	(2,192,236)
Losses on swap and forward transactions (d)	-	-	(1,149,871)	(952,904)
Losses on market value adjustment of swap and forward derivatives	-	-	(20,182)	(9,389)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(51,057)	(12,487)
Recognition of new borrowing and financing costs (Debentures/Notes)	-	-	(22,872)	(8,452)
Interest on pension plan	-	-	(7,334)	(22,973)
Hyperinflationary economy adjustment (Argentina)	-	-	(65,133)	(9,116)
Debt structuring expense for Avon acquisition	-	(112,277)	-	(112,277)
Other finance expenses	(12,113)	(17,205)	(348,956)	(138,621)
Subtotal	(20,364)	(148,648)	(3,865,387)	(4,340,999)
Finance income (expenses), net	10,417	70,403	(726,422)	(786,489)

(*) From the original amounts presented as of September 30, 2020, R$153,824 from finance expenses and R$32,429 from finance income were reclassified between lines to give a better disclosure in the respective groups. Note that this reclassification does not impact the subtotal amount originally presented as finance income/expenses.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The purpose of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items recorded in the income statement shown in the previous table:

	Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
(a) Gains on monetary and exchange rate variations	3,640	7,576	1,452,753	912,609
Gains on exchange rate variation on borrowings	-	-	767,395	259,963
Exchange rate variation on imports	-	-	28,306	23,998
Exchange rate variation on export receivables	-	-	80,544	60,884
Exchange rate variation on accounts payable in foreign subsidiaries	3,640	7,576	257,400	290,188
Exchange rate variations on bank accounts in foreign currency	-	-	319,108	277,576

(b) Losses on monetary and exchange rate variations	(333)	(7,617)	(1,566,810)	(2,192,236)
Losses on exchange rate variation on borrowings (i)	-	-	(869,464)	(1,524,471)
Exchange rate variation on imports	-	-	(26,648)	(53,345)
Exchange rate variation on export receivables	-	-	(103,743)	(20,264)
Exchange rate variation on accounts payable in foreign subsidiaries	(333)	(7,617)	(228,544)	(286,557)
Monetary variations on financing	-	-	(338,411)	(307,599)

(c) Gains on swap and forward transactions	-	-	1,385,452	2,218,768
Revenue from swap exchange coupons (ii)	-	-	498,183	352,581
Gains on exchange rate variations on swap instruments (ii)	-	-	887,269	1,866,187

(d) Losses on swap and forward transactions	-	-	(1,149,871)	(952,904)
Losses from exchange rate variation on swap instruments (ii)	-	-	(766,233)	(612,503)
Financial costs of swap instruments (ii)	-	-	(383,638)	(334,181)
Losses with exchange rate variation of forward instruments	-	-	-	(6,220)

(i) See comment on finance expenses reclassification in the previous table.

(ii) The original amounts presented in these lines as of September 30, 2020 were reclassified to give a better disclosure in the respective gains (R$ 202,005) and losses (R$ 380,990) on swaps and forward transactions groups. This reclassification does not impact the subtotal amounts of the respective groups or any line presented in the finance income/expenses tables originally presented and included in the previous table.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.	OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Other operating income, net
Result on write-off of property, plant and equipment	-	-	17,584	9,911
ICMS-ST (a)	-	-	-	16,156
Tax credits	-	-	-	101,473
PIS/COFINS tax credits (b)	-	-	201,417	-
Tax benefit from amnesty program (c)	-	-	66,333	-
Other operating income	-	-	3,204	8,231
Total other operating income	-	-	288,538	135,771
	-	-
Other operating expenses, net
Crer para Ver (d)	-	-	(34,008)	(36,829)
Expenses with sale of customer portfolio	-	-	(1,627)	(5,838)
Expenses related to the Avon acquisition	-	(168,486)	-	(303,916)
Transformation and integration plan (e)	-	-	(420,498)	(169,719)
Tax contingencies	-		(3,910)	(11,181)
Other operating expenses	-	(723)	(16,639))	(15,467)
Total other operating expenses	-	(169,209)	(476,682)	(542,950)
Other operating income (expenses), net	-	(169,209)	(188,144)	(407,179)

a)	Refers to the requirement of ICMS tax substitution by different Brazilian States (details in note 22). During the fiscal year of 2020, provisions were reversed due to the revision of the likelihood of loss of certain States.

b)	Refers mainly to PIS and COFINS credits recognized related to the exclusion of the ICMS from the PIS and COFINS basis for calculation (R$ 104,650) and tax credits from investment subsidies (R$ 96,767).

c)	Refers to tax benefits in Brazil from the inclusion on some states tax amnesty programs by the subsidiary Avon Cosmeticos Ltda.

d)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Instituto Natura, specifically directed to social projects for developing the quality of education.

e)	Expenses related to the implementation of the transformation plan of subsidiary The Body Shop and the integration of subsidiary Avon Products Inc., which is supported by five pillars, namely: (1) making the brand younger; (2) optimizing the retail and direct sale operations; (3) improving the omni-channel; (4) improving operational efficiency; and (5) redesigning the organization.

31.	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

Consolidated
September 30, 2021
Net income attributable to the Company’s controlling shareholders	352,544
Weighted average of the number of issued common shares	1,377,337,254
Weighted average of the number of outstanding common shares	1,376,902,888
Basic earnings per share – R$	0.2560

Consolidated
September 30, 2021
Net income attributable to the Company’s controlling shareholders	352,544
Weighted average of the number of issued common shares	1,376,902,888
Weighted average of the number of outstanding common shares	1,389,515,465
Diluted earnings per share – R$	0.2537

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.	TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.	Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Company
	September 30, 2021	December 31, 2020
Current Assets:
Natura Cosméticos S.A. (a)	-	108,953
Natura Cosméticos S.A. – Argentina (b)	1,957	1,870
Body Shop Brasil Franquias Ltda.	83	-
The Body Shop International (b)	2,606	2,490
Aesop HK (b)	315	300
Aesop UK (b)	2,003	1,913
Aesop USA (b)	289	276
Emeis Cosmetics (b)	157	150
Total current assets	7,410	115,952
Current Liabilities:
Natura Cosméticos S.A. (b)	6	5,673
Indústria e Comércio de Cosméticos Natura Ltda. (b)	191	1,521
Total current liabilities	197	7,194

a)	Refers to interest on net equity.

b)	Refers to the allocation of expenses related to the purchase options and restricted shares plans.

32.2.	Transactions with related parties

In the year ended December 31, 2020, the Company reimbursed the amount of R$148,274 of expenses regarding the transaction costs for the acquisition of subsidiary Avon Products Inc., paid by its subsidiary Natura Cosméticos. This reimbursement had an impact on item “Other operating expenses, net”. For the other transactions, they were not carried forward as income statement, as they refer to the allocation of expenses related to purchase options and restricted shares plans. In the nine-month period ended September 30, 2021, there were no additional reimbursements.

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

32.3.	Uncontrolled and unconsolidated transactions with related parties

Instituto Natura is one of the shareholders of the Essential Investment Fund and, as of September 30, 2021, its balance corresponded to R$5,030 (R$3,414 as of December 31, 2020).

On June 5, 2012, an agreement was entered into between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of a merchandise processing, storage and distribution center (HUB) in the city of Itupeva, State of Sao Paulo. In 2019, Bres Itupeva assigned its credits to BRC Securitizadora S/A, to which the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the Company’s controlling group, indirectly control Bres Itupeva. The amount involved in the transaction was recorded under item “Right of Use” of "Buildings", the netbook value was R$ 63,249 in the nine-month period ended September 30, 2021 (R$39,346 under item "Buildings" of Property, Plant and Equipment, as of December 31, 2020) and in the nine-month period ended September 30, 2021, the amount paid as lease was R$10,583 (R$13,086 for the year ended December 31, 2020).

The Company and Raia Drogasil S.A. entered into a sale and purchase agreement and other covenants to allow the sale of products in the Raia and Drogasil chain. Messrs. Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group of Natura &Co Holding S.A., the Company’s parent, indirectly hold an equity interest in Raia Drogasil S.A. This agreement was finalized during the year of 2020.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In the nine-month period ended September 30, 2021, the Company transferred to Instituto Natura, as a donation associated with the net result of sales of the Natura Crer Para Ver product line, the amount of R$30,627 (R$29,714 as of September 30, 2020).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas.

On May 12, 2021, a transaction was entered between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group of the Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul.

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

32.4.	Compensation of key management personnel

The total compensation of the key personnel of the Company’s Management is as follows:

	September 30, 2021			September 30, 2020
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	11,244	56,395	67,639	11,379	35,260	46,639
Executive Board	38,714	65,430	104,143	32,485	66,393	98,878
	49,958	121,825	171,782	43,864	101,653	145,517

a)	Under item “Executive board”, in the nine-month period ended September 30, 2020, the amount of R$ 510 was amortized, which was related to the Private Instrument of Non-Disclosure and Non-Compete Agreement (“Agreement”). There was no amortization in the nine-month period ended September 30, 2021, considering the end of the balance in 2020.

b)	Refers to profit sharing, the Restricted Share Program and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets determined to board members and officers, statutory and non-statutory, in relation to profit sharing.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

33.	COMMITMENTS

In the regular course of their business, the Company entered into agreements with third parties for the acquisition of raw materials, production goods, transportation and storage services and electricity to provide for their operating activities.

The commitments assumed as of September 30, 2021 and December 31, 2020, according to the agreements entered into, are shown below:

	Consolidated
	September 30, 2021	December 31, 2020
Up to one year	997,987	1,413,904
One to five years	520,406	872,767
Above five years	10,962	13,223
Total	1,529,355	2,299,894

34.	INSURANCE

The Company and its subsidiaries have an insurance policy that mainly considers risk concentration and its materiality, taking into account the nature of their activities and the guidance of their insurance advisors. As of September 30, 2021 and December 30, 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		September 30, 2021	December 31, 2020
Industrial complex and administrative sites	Any material damages to buildings, facilities, inventories, and machinery and equipment	5,844,927	5,658,558
Vehicles	Fire, theft and collision for vehicles insured by the Company	255,146	258,416
Loss of profits	Loss of profits due to material damages to facilities, buildings and production machinery and equipment	1,894,813	1,894,813
Transportation	Damages to products in transit.	101,290	97,934
Civil liability	Protection against errors or complaints in the exercise of professional activity that affect third parties	2,382,694	2,326,621
Environmental liability	Protection against environmental accidents that may result in complaints under the environmental laws	30,000	30,000

35.	ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS

The following table presents the investment and financing transactions which do not involve the use of cash and cash equivalents and, therefore, are presented separately as additional information to the cash flow statement:

	Company		Consolidated
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Non-cash items
Hedge accounting, net of tax effects	-	-	(130,393)	145,087
Net effect of the additions to property, plant and equipment/intangible assets not yet paid	-	-	132,825	59,195
Consideration for acquisition of subsidiary	-	13,366	-	-

36.	SUBSEQUENT EVENTS

36.1 Natura &Co share repurchase program

On November 10, 2021, the Board of Directors approved the launch of the Company’s share repurchase program. The purpose of the Repurchase Program is to maximize the creation of value for the Company’s shareholders through an efficient management of its capital structure, by means of the acquisition of common shares of its own issuance, which may be held in treasury, used for bonuses purposes or subsequently sold in the market, cancelled, without any capital stock reduction, in accordance with the first paragraph of the article 30, of the Corporations

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Law and the rules set forth in the CVM’s Rule 567 and also can be used for purposes of backing the exercise of the incentives granted in accordance with the restricted shares and stock option programs of the Company.

The maximum term for the purchases is of twelve (12) months, beginning on the November 12, 2021 and ending on November 11, 2022.

The Company may, at its sole discretion and under the terms of the Share Repurchase Program, purchase up to 37,500,000 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 2.72% of the total shares issued by the Company and up to 4.44% of its Floating Shares.

The Company may, at its sole discretion and under the terms of the Share Repurchase Program, purchase up to 844,611,316 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 2.72% of the total shares issued by the Company and up to 1.5% of its Outstanding Shares.

36.2 Natura &Co Luxembourg Holdings revolving credit facility

Natura & Co Holding contracted a revolving credit facility (“RCF”) through its subsidiary Natura &Co Luxembourg Holdings, in the amount of up to USD 625 million for a period of 3 years, with the option to extend for one additional year. The RCF is guaranteed by the Company and its subsidiary Natura Cosméticos S.A.

The credit line represents an additional source of liquidity, allowing the Company and its subsidiaries a more efficient cash management. No disbursement from this credit line was made as of November 11, 2021.